EXHIBIT 99.1

ASML, GOVERNMENT INSTITUTIONS AND TECHNOLOGY LEADERS JOIN FORCES TO PROMOTE TRANS-ATLANTIC INNOVATION AND BUSINESS

VELDHOVEN, the Netherlands and San Jose, California - January 7, 2004 - ASML Holding NV (ASML) today announced its participation in High Tech Connections
(HTC), a first-of-its-kind initiative to promote technological exchanges and strategic alliances between American and Dutch high technology companies. ASML's role is that of a founding member and anchor company in this unique forum that brings together governments, academia and corporations to drive innovation and identify business and investment opportunities.

Member companies, along with the Dutch Ministry of Economic Affairs, the U.S. Ambassador in the Netherlands, the Netherlands Foreign Investment Agency and the U.S. Commercial Service will inaugurate the HTC at an event on January 11-13, 2004 in San Jose, California.

"ASML is a natural for inclusion in a network that promotes innovation - and innovation is a prominent pillar for future economic growth," said Doug Dunn, president and CEO, ASML. "No company alone can sustain mounting R&D investments in the current global market conditions. Therefore, we must pool resources among governments, universities and corporations to push technological boundaries. This is a pre-competitive forum set in the entrepreneurial culture of Silicon Valley and enriched with the technology know-how of the Netherlands. HTC creates the conditions for business ventures and technology gains in the digital era."

ASML brings its expertise as the leading manufacturer of lithography systems and enabler of nanotechnology - the manufacturing of systems and tools for devices at the atomic or molecular level - to the HTC forum. This knowledge will be highlighted during a nanotechnology breakout session and panel discussion on Monday, January 12.

"As a global company with a successful track record of doing business in the Netherlands and the United States, ASML brings valuable experience and knowledge to HTC. ASML's technology culture - based on a commitment to innovation - fits with the collaborative environment of the HTC," said Dave Chavoustie, executive vice president, sales, ASML.

During the HTC Silicon Valley Forum on January 11-13, attendees will exchange ideas and information on expanding trade, maximizing investments and creating new business opportunities between American and Dutch companies. Speakers from leading high-technology companies, academia and government organizations will stimulate discussions on embedded systems, broadband and nanotechnology. Additional information on the HTC Silicon Valley Forum is available at www.hightechconnections.org.

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

About High Tech Connections

High Tech Connections is the first initiative of its kind specifically dedicated to promoting technological exchanges to drive innovation and pioneer new business matchmaking opportunities between American and Dutch high-tech companies, institutions and universities. Created by the Dutch Ministry of Economic Affairs, the Netherlands Foreign Investment Agency (NFIA), the U.S. Embassy in the Netherlands and the U.S. Commercial Service, this initiative allows each country to draw upon its respective strengths to develop and deliver new products, services and technology essential for future growth. HTC's member companies include some of the most prominent Dutch and U.S. high-tech leaders including ASML, Cap Gemini, Cisco Systems, Hewlett-Packard, IBM, Intel, Microsoft, NIB Capital Private Equity, Oracle and Philips. More information about HTC is available at www.hightechconnections.org.

ASML
Tom McGuire
Vice President Communications
corpcom@asml.com
tel: +31.40.268.5758
fax: +31.40.268.3655

ASML
Elizabeth Kitchener
Director Corporate Communications
corpcom@asml.com
tel: +1.203.761.6300
fax: +1.203.761.4207

ASML
Doug Marsh
Vice President Institutional Investor Relations U.S.
doug.marsh@asml.com
tel: +1.480.383.4006
fax: +1.480.383.3976

ASML
Craig DeYoung
Director Investor Relations
craig.deyoung@asml.com
tel: +31.40.268.3938
fax: +31.40.268.3655